UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170027

DIVISION OF
CORPORATION FINANCE

January 24, 2017

Thomas J. Kim
Sidley Austin LLP
thomas.kim@sidley.com

Re: Cigna Corporation
Incoming letter dated December 19, 2016

Dear Mr. Kim:

This is in response to your letter dated December 19, 2016 concerning the shareholder proposal submitted to Cigna by John Chevedden. We also have received letters from the proponent dated December 19, 2016, December 21, 2016, December 22, 2016, December 26, 2016 and January 8, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 24, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cigna Corporation
Incoming letter dated December 19, 2016

The proposal asks the board to provide proxy access with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Cigna may exclude the proposal under rule 14a-8(i)(6) because it may cause Cigna to breach an existing contractual obligation. It appears that this defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Cigna's existing contractual obligation. Accordingly, unless the proponent provides Cigna with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cigna omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

The company has not submitted any response to the 4 previous proponent rebuttal letters.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

The company uses fuzzy text at the top of page 6. In the following sentence the underlined company words are not in quotes:
"Pursuant to Section 4.1 of the Merger Agreement, the Company also covenants not to indirectly 'proposal or commit to' amend the Bylaws."

The company appears to claim credit for supporting the rule 14a-8 proposal in order to advance its no action request. The company fails to address the fact that it can include an opposition statement in its proxy materials.

The text at the bottom of page 3 appear to lack a key word:
"Because eBay could not implement the proposal without the consent of its joint partner pursuant to the joint venture agreement …"

The key word lacking is " 'pending' joint venture agreement. "Pending" [merger agreement] is the word used by the company in the second to last block of text on page 2. Apparently this is not an apples to apples comparison.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 22, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

The company did not disclose whether it has a Plan B in case the merger falls apart.
This proposal would be consistent with a company Plan B.

Shareholders should not be denied an input on proxy access if the company eventually adopts a Plan B, especially when many major companies have already adopted proxy access.

In discussion with the company prior to its no action request, the company at least gave the impression that it looked favorably on proxy access. The company at least appeared to say that it agreed in principle in regard to shareholder proxy access and that the company had studied proxy access as far back as 2 years ago.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 21, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

The company has not addressed the viability of this proposal if the merger falls apart.

The company has not guaranteed that the merger will stay together between now and the date of the next annual meeting.

The company has not addressed the fact that the proposal does not come with a timetable for adoption.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 19, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Cigna Corp. (CI)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2016 no-action request.

At the top of page 3 the company refers to an exiting contractual agreement. However the company failed to claim that the merger was completed which begs the question on an existing contractual agreement.

The company failed to provide precedents of company favorable no action decisions based on tentative mergers.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Thomas Kim

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, DC 20005
+1 202 736 8000
+1 202 736 8711 FAX

thomas.kim@sidley.com
(202) 736 8615

December 19, 2016

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: 2017 Cigna Corporation Annual Meeting of Shareholders
Notice of Intent to Omit Shareholder Proposal of
John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Exchange Act Rule 14a-8(j), Cigna Corporation, a Delaware corporation ("Cigna" or the "Company"), hereby notifies the Division of Corporation Finance of Cigna's intention to exclude a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") from Cigna's proxy materials for its Annual Meeting of Shareholders (the "2017 Proxy Materials"), for the reasons stated below.

This letter, together with the Proposal and the related correspondence, are being submitted to the Staff via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent advising it of Cigna's intention to omit the Proposal from its 2017 Proxy Materials. We respectfully remind the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal presents the following resolution:

"RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.

2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.

3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.

4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the 3% of Required Stock.

5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.

6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.

7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting."

A copy of the full Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

ARGUMENT

The Proposal May Be Excluded Pursuant to Rule l4a-8(i)(6) Because the Company Does Not Have the Authority to Implement the Proposal.

As set forth below, the Company is party to a pending merger agreement that contractually prohibits it from taking the action that would be necessary to implement the Proposal. The Company respectfully submits that it should be permitted to exclude the Proposal on that basis.

Rule 14a-8(i)(6) provides that a company may exclude a shareholder proposal from its proxy materials if the company lacks the authority to implement the proposal. The Staff consistently has taken the position that "proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."[1] On numerous occasions the Staff has reinforced this analysis by concurring in the exclusion of shareholder proposals that, if implemented, would result in a company breaching its existing contractual obligations.[2]

In the Commission's 1998 release adopting amendments to Rule 14a-8(i)(6) (formerly Rule 14a-8(c)(6)), the Commission explained that, under this rule, "exclusion may be justified where implementing the proposal would require intervening actions by independent third parties."[3] The Commission distinguished such a proposal from one that "merely requires the company to ask for cooperation from a third party,"[4] which would not be excludable under Rule 14a-8(i)(6).

Therefore, a proposal may be excluded pursuant to Rule 14a-8(i)(6) if effectuating the proposal would give rise to a third party consent right or would otherwise require an amendment to an existing contractual obligation that cannot be amended unilaterally.[5] In *eBay Inc.*, for example, a shareholder proposal requested that the company adopt a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website, which is owned by a joint venture between eBay and a third party. Because eBay could not implement the proposal without the consent of its joint venture partner pursuant to the joint venture agreement, the Staff concurred

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[1] *Staff Legal Bulletin 14B* (Sep. 15, 2004) ("SLB 14B").

[2] *See, e.g.*, *Comcast Corporation* (Mar. 7, 2010) (concurring in the exclusion of a shareholder proposal pursuant to Rule 14a-8(i)(6) where the proposal requested that the company adopt a policy requiring executives to retain shares acquired through equity compensation programs for two years following termination of employment because such policy conflicted with existing contracts with the company's executives). *See also NVR, Inc.* (Feb. 17, 2009); *eBay Inc.* (Mar. 26, 2008); *Bank of America Corporation* (Feb. 26, 2008).

[3] *See Amendments to Rules on Shareholder Proposals*, Release No. 34-40018 (May 21, 1998) at note 20 (the "1998 Release").

[4] *See id.* (comparing *SCEcorp* (Dec. 20, 1995) (concurring in exclusion of a proposal, pursuant to the predecessor to Rule 14a-8(i)(6), where the proposal would require unaffiliated fiduciary trustees to agree to amend voting agreements) with *Northeast Utilities System* (Nov. 7, 1996) (declining to concur in the exclusion of a proposal that requested that the company send a letter to a third party asking it to coordinate annual meetings held by public companies).

[5] *See eBay Inc.* (Mar. 26, 2008)

that the proposal was excludable pursuant to Rule 14a-8(i)(6).[6] As discussed below, the Proposal requires a third party consent, and is therefore excludable pursuant to Rule 14a-8(i)(6).

The Proposal requests that the Company's Board of Directors (the "Board") "provide proxy access for shareholder nominees for election to the Board." An amendment to Cigna's bylaws (the "Bylaws")[7] is functionally required to establish such a proxy access right. The Bylaws create the "rights and powers of its stockholders" to nominate directors.[8] For this reason, Delaware General Corporate Law ("DGCL") Section 112 empowers Delaware corporations to provide for the right of proxy access in their *bylaws*,[9] and the over 300 public companies that have adopted proxy access to date have done so by amending their respective bylaws.[10] The Proposal is therefore, in substance, a request that the Board amend the Bylaws to permit proxy access.

The existing provisions of the Bylaws confirm that an amendment would be required to implement the Proposal. The Bylaws now provide, in Section 11, that the "[n]omination of persons for election to the Board may be made only at a meeting of the shareholders (a) by or at the direction of the Board of Directors or (b) by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Section, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section."[11] To be legally enforceable, any right to proxy access would thus require a change or addition to Section 11. No corporate policy or other Board action could supersede rights provided by the Bylaws,[12] making an amendment to the Bylaws essential to implement the Proposal.

---

6 *Id.*

7 The Bylaws were filed as Exhibit 3.2 to the Company's Form 10-K for the year ended December 31, 2012 and are available at : https://www.sec.gov/Archives/edgar/data/701221/000104746913001925/a2213028zex-3_2.htm.

8 DGCL Section 109.

9 *See* DGCL Section 112.

10 *See* Sidley Austin LLP, "Proxy Access Update – Momentum Continues to Build in 2016" (Set. 22, 2016) available at: http://www.sidley.com/~/media/update-pdfs/2016/09/proxy-access-momentum-in-2016--september-22-2016.pdf.

11 *See* Bylaws, Section 11.

12 *See* DGCL Section 109(b)("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.").

The Company does not, however, currently have the ability to unilaterally amend the Bylaws. As disclosed in its Form 8-K filed on July 27, 2015,[13] the Company entered into an Agreement and Plan of Merger, dated as of July 23, 2015 (the " Merger Agreement")[14], among the Company, Anthem, Inc. ("Anthem") and Anthem Merger Sub Corp, providing for the Company to merge with and into Anthem (the "Merger") if certain conditions are satisfied. The Merger Agreement contains customary representations, warranties and covenants of both the Company and Anthem, including covenants to conduct their respective businesses in the ordinary course and to refrain from certain conduct during the interim period between the execution of the Merger Agreement and the Effective Time (as defined in the Merger Agreement). Specifically, Section 4.1 of the Merger Agreement contains the following restrictions:

> "Cigna shall not and shall cause its Subsidiaries not to, between the date of this Agreement and the Effective Time... directly or indirectly do, or propose or commit to do, any of the following without the prior written consent of Anthem (which (other than with respect to clauses (b) and (c)) shall not be unreasonably withheld, conditioned or delayed):
> (a) Amend its certificate of incorporation or bylaws or equivalent organizational documents... or
> (q) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.1(a) through 4.1(p) or any other action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied or prevent or materially impede, interfere with, hinder or delay the consummation of the Mergers" (emphasis added).[15]

---

[13] Available at: https://www.sec.gov/Archives/edgar/data/701221/000095015915000230/cigna8k.htm.

[14] The Merger Agreement was filed as Exhibit 2.1 to the Company's Form 8-K filed on July 27, 2015 and is available at: https://www.sec.gov/Archives/edgar/data/701221/000095015915000230/ex2-1.htm.

[15] The covenants in the Merger Agreement remain binding on the Company. The Effective Time (as defined in the Merger Agreement) has not yet occurred, and therefore, the Company is subject to the Merger Agreement's covenants to conduct their respective businesses in the ordinary course and to refrain from certain conduct during the interim period between the execution of the Merger Agreement and the Effective Time. The Company's proposed merger with Anthem has been challenged on antitrust grounds by the U.S. Department of Justice, which has filed suit in the U.S. District Court for the District of Columbia. (For copies of the complaints filed by the Department of Justice and eleven State Attorneys General, see the Department of Justice announcement available at https://www.justice.gov/opa/pr/justice-department-and-state-attorneys-general-sue-block-anthem-s-acquisition-cigna-aetna-s). In fact, as of the date of this letter, the parties are in trial. It is unclear when this litigation will be resolved, and it is therefore not expected that the Effective Date will occur by the time of the filing of the definitive proxy statement and form of proxy with the Commission. The Company, including the Board, therefore remains

The Merger Agreement thus restricts the Company's authority to unilaterally amend the Bylaws, and any direct action by the Board to amend the Bylaws to adopt proxy access will breach the covenants contained in Section 4.1(a) and Section 4.1(q) of the Merger Agreement. The Board cannot therefore amend the Bylaws directly without breaching the Merger Agreement. Pursuant to Section 4.1 of the Merger Agreement, the Company also covenants not to indirectly "propose or commit to" amend the Bylaws. Including the Proposal in its filed definitive proxy statement and form of proxy would constitute an indirect Company action to amend the Bylaws, or at least an action proposing to do so. Therefore, even including the Proposal in the definitive proxy statement and form of proxy would cause the Company to breach the Merger Agreement.

In addition, Cigna has no reason to believe Anthem would grant consent. The covenant in the Merger Agreement was part of a package of contractually bargained for provisions that Anthem requested as a means of restricting Cigna's non-ordinary course operations during the pendency of the Merger. In particular, the provision at issue provides Anthem assurance that during the pendency of the Merger that it will be dealing with the same counterparty governed by a board that has been, and will be, elected under a fixed set of rules. As noted, the parties to the Merger Agreement are in the midst of ongoing antitrust litigation and one of the issues that has repeatedly arisen is the level of cooperation and coordination between the parties. There is nothing in the course of conduct between the parties or in the overall context that would suggest it is in Anthem's interest to amend the Merger Agreement (or in Cigna's interest to request that they do so).

In short, the Company cannot implement the Proposal unilaterally without breaching its obligations under Sections 4.1(a) and 4.1(q) of the Merger Agreement. The Company therefore lacks the authority to implement the Proposal under Rule 14a-8(i)(6). The 1998 Release and longstanding Staff precedent make clear that, when effectuating a proposal would give rise to a third party consent right or would otherwise require a bilateral amendment to an existing contractual obligation, the proposal cannot be implemented without the action of independent third parties beyond the control of the company and is therefore excludable pursuant to Rule 14a-8(i)(6).

Conclusion

---

bound by the covenants in the Merger Agreement, regardless of the powers conveyed by the Bylaws. (See Bylaws, Section 11).

Based on the foregoing analysis, we respectfully request the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at thomas.kim@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (202) 736-8615.

Sincerely,

Thomas J. Kim

Attachments

cc: John Chevedden

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

Mr. Neil Boyden Tanner
Corporate Secretary
Cigna Corp. (CI)
Two Liberty Place, 7th Floor
1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550

Dear Mr. Tanner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

John Chevedden

October 18, 2016
Date

[CI – Rule 14a-8 Proposal, October 18, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Shareholder Proxy Access

RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock'') continuously for at least three years and pledge to hold such stock through the annual meeting.

2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.

3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.

4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the 3% of Required Stock.

5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.

6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.

7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

Proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. A 2014 Chartered Financial Analyst Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1).

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC, following extensive analysis and input from companies and investors, determined that those terms struck the proper balance of providing shareholders with a viable proxy access right while containing appropriate safeguards.

Shareholder proposals calling for proxy access have recently received overwhelming shareholder support, gaining a majority at 123 companies out of 198 facing such a proposal since 2015. Kaye Scholar partner Nicholas O'Keefe recently observed, "Companies are going to lose trying to fight proxy access" Of the 72 similar proposals presented by the NY Comptroller in 2016, the vast majority were withdrawn when companies agreed to adopt a similar version of proxy access.

In addition to public pension fund support, at an SEC Investor Advisory Committee meeting a representative from BlackRock, the largest asset manager in the world, stated the firm supports proxy access as a fundamental right, generally on terms consistent with the vacated SEC rule. TIAA-CREF sent a letter to its 100 largest holdings requesting that they adopt proxy access bylaws consistent with the 3% ownership threshold included in the vacated SEC rule.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUN M-07-16

From: Tanner, Neil B ESQ TL7LX [Neil.Tanner@Cigna.com]
Sent: Friday, November 18, 2016 9:58 AM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Rule 14a-8 Proposal (CI)``

Dear Mr. Chevedden,

We are in receipt of your letter and are reviewing it currently. We will follow up if we have any questions.

Sincerely,

Neil

Neil Boyden Tanner
Vice President, Chief Counsel and Corporate Secretary
Cigna
1601 Chestnut Street, TL7X
Philadelphia, PA 19192
Neil.Tanner@Cigna.com

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Thursday, November 17, 2016 11:22 PM
To: Tanner, Neil B ESQ TL7LX
Subject: Rule 14a-8 Proposal (CI)``

Mr. Tanner,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

From: Tanner, Neil B ESQ TL7LX [Neil.Tanner@Cigna.com]
Sent: Thursday, December 15, 2016 9:06 AM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Rule 14a-8 Proposal (CI)``

Dear Mr. Chevedden,

Thank you for taking the time to speak with me yesterday afternoon. As mentioned, we at Cigna always appreciate having the opportunity to engage with our stockholders.

Further to your request on our call, I wanted to provide you with the information in writing about our current situation. As I indicated when we spoke, Cigna Corporation is party to a pending merger agreement with Anthem Inc. that contains customary provisions governing the conduct of our business during the pendency of the merger, one of which contractually prohibits us from taking the action necessary to implement a proxy access proposal. As also noted, if the merger goes forward, Anthem has already adopted proxy access, and thus proxy access would apply to the continuing entity. If the merger does not go forward, the merger agreement would terminate and then we would be in a position to consider proxy access. Given these unique facts, we would respectfully request that you withdraw your proposal. Please let us know any further questions, or if none, if you could please let us know by the end of day this Friday, December 16 if you would withdraw the proposal for our 2017 proxy statement, we would greatly appreciate it.

Thank you again for your time yesterday, as well as your consideration of the above.

Regards,

Neil

Neil Boyden Tanner
Vice President, Chief Counsel and Corporate Secretary
Cigna
1601 Chestnut Street, TL7X
Philadelphia, PA 19192
Tel.: +1-215-761-4157
Neil.Tanner@Cigna.com

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Thursday, November 17, 2016 11:22 PM
To: Tanner, Neil B ESQ TL7LX
Subject: Rule 14a-8 Proposal (CI)``

Mr. Tanner,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

From: Tanner, Neil B ESQ TL7LX [Neil.Tanner@Cigna.com]
Sent: Thursday, December 15, 2016 10:20 AM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Rule 14a-8 Proposal (CI)

Dear Mr. Chevedden,

Thank you for your prompt reply. Exchange Act rules specify the deadline for when proxy proposals are to be submitted, and unfortunately that deadline has passed. As mentioned, you would be able to submit your proxy access proposal for the following year's proxy if we do not consummate our merger. Thank you again for your kind consideration. In light of your note, may I consider your proposal withdrawn?

Regards,

Neil

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Thursday, December 15, 2016 10:15 AM
To: Tanner, Neil B ESQ TL7LX
Subject: Rule 14a-8 Proposal (CI)

Mr. Tanner,
To accommodate the company request can I supersede the proxy access proposal with another tropic for the 2017 proxy.
Sincerely,
John Chevedden

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Thursday, December 15, 2016 12:16 PM
To: Tanner, Neil B ESQ TL7LX
Subject: Rule 14a-8 Proposal (CI)

Mr. Tanner,
Thank you for clarifying that the company wants a concession but is not willing to give a concession.
Sincerely,
John Chevedden